SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 1)
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934
THE BALDWIN INSURANCE GROUP, INC.
(Name of the Issuer)
The Baldwin Insurance Group, Inc.
The Baldwin Insurance Group Holdings, LLC
Square Acquisition Topco, LLC
Square Acquisition Parent, Inc.
Square Acquisition Merger Sub I, Inc.
Square Acquisition Merger Sub II, LLC
Sequence AI Holdings, Inc.
DFO Private Investments, L.P.
Trevor Baldwin
L. Lowry Baldwin
(Names of Persons Filing Statement)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

05589G102
(CUSIP Number of Class of Securities)

The Baldwin Insurance Group, Inc.
The Baldwin Insurance
Group Holdings, LLC
Trevor Baldwin
L. Lowry Baldwin
4211 W. Boy Scout Blvd., Suite 800
Tampa, FL 33607
Attn: Seth Cohen
General Counsel & Corporate Secretary
Email: Seth.Cohen@baldwin.com

Square Acquisition Topco, LLC
Square Acquisition Parent, Inc.
c/o Sequence AI Holdings, Inc.
Square Acquisition Merger Sub I, Inc.
Square Acquisition Merger Sub II, LLC
Sequence AI Holdings, Inc.
300 Vesey Street, Suite 1230
New York, NY 10282
Attn: Michael Lee
Email: michael@seqholdings.com
DFO Private Investments, L.P. c/o DFO Management, LLC 550 Madison Avenue, 20th Floor New York, NY 10022 Attn: Marc Lisker; John Bailey Email: marc@dellfamilyoffice.com; jbailey@dellfamilyoffice.com

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
With copies to

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Attn: Oliver Smith & Michael Gilson Email: oliver.smith@davispolk.com; michael.gilson@davispolk.com
Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020
Attn: Ian Nussbaum; Sean Parish;
Julian Azran & Seth Gottlieb
Email: Ian.Nussbaum@lw.com;
Sean.Parish@lw.com;
Julian.Azran@lw.com;
Seth.Gottlieb@lw.com
Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498 Attn: C. Andrew Gerlach & Lauren S. Boehmke Email: gerlacha@sullcrom.com; boehmkel@sullcrom.com

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction
This Amendment No. 1 (“Amendment No. 1”) to the Transaction Statement on Schedule 13E-3 (as amended hereby, “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) The Baldwin Insurance Group, Inc., a Delaware corporation (“Baldwin” or the “Company” and, after the Company Merger, the “Surviving Corporation”); (2) The Baldwin Insurance Group Holdings, LLC, a Delaware limited liability company (“OpCo LLC” and, after the LLC Merger, the “Surviving LLC”); (3) Square Acquisition Topco, LLC, a Delaware limited liability company (“Topco”); (4) Square Acquisition Parent, Inc., a Delaware corporation (“Parent”); (5) Square Acquisition Merger Sub I, Inc., a Delaware corporation and a wholly owned, direct subsidiary of Parent (“Merger Sub”); (6) Square Acquisition Merger Sub II, LLC, a Delaware limited liability company and a wholly owned, direct subsidiary of Parent (“LLC Merger Sub”, and collectively with Merger Sub, the “Merger Subs”); (7) Sequence AI Holdings, Inc., a Delaware corporation (“Sequence”); (8) DFO Private Investments, L.P., a Delaware limited partnership (“DFO” and, together with Sequence, the “Sponsors” and, together with Topco, Parent and the Merger Subs, the “Parent Entities”); (9) Trevor Baldwin; and (10) Lowry Baldwin (together with Trevor Baldwin, the “Baldwin Parties”) (each of (1) through (10) a “Filing Person,” and collectively, the “Filing Persons”). Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.
This Transaction Statement relates to that certain Agreement and Plan of Merger, dated as of September 14, 2026 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, OpCo LLC, Parent, Merger Sub and LLC Merger Sub, and the parties who execute the joinder thereto. Concurrently with the execution of the Merger Agreement, DFO has provided a limited guarantee (the “Limited Guarantee”) in favor of the Company pursuant to which DFO is guaranteeing certain obligations of Parent in connection with the Merger Agreement. Sequence has also provided a back-to-back limited guarantee in favor of DFO pursuant to which Sequence is guaranteeing certain obligations of DFO under the Limited Guarantee.
Upon the terms and subject to the conditions set forth in the Merger Agreement, (a) OpCo LLC will form a new, wholly owned limited liability company (“Seller LLC”), Seller LLC will form a new, wholly owned limited liability company (“Seller Intermediate”) and Seller Intermediate will form a new, wholly owned limited liability company (“Seller Merger Sub”), (b) LLC Merger Sub will merge with and into OpCo LLC (the “LLC Merger”), with OpCo LLC surviving the LLC Merger, (c) simultaneously with the LLC Merger, Merger Sub will merge with and into the Company (the “Company Merger” and, together with the LLC Merger, the “Initial Mergers”), with the Company surviving the Company Merger as a wholly owned subsidiary of Parent, and (d) immediately following the Initial Mergers, the Surviving Corporation and Seller Intermediate will cause Seller Merger Sub to merge with and into OpCo LLC (the “Second LLC Merger” and, together with the Initial Mergers, the “Mergers”).
If the Mergers are completed, at the effective time of the Initial Mergers (the “Effective Time”), each share of class A common stock (“Class A Common Stock”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $32.50 in cash, without interest (the “Merger Consideration”), except that Class A Common Stock held by Topco or any of its subsidiaries, including the shares of Class A Common Stock contributed to Topco immediately prior to the Initial Mergers and following the Closing Exchanges, defined below, in exchange for equity interests in Topco pursuant to the Rollover Agreements (the “Rollover Stock”), immediately prior to the Effective Time will remain outstanding and will not be entitled to receive the Merger Consideration, shares of Class A Common Stock held by the Company as treasury stock (other than shares of Class A Common Stock held in an Employee Plan) and shares of Class A Common Stock held by any subsidiary of the Company, in each case, immediately prior to the Effective Time will be cancelled and will cease to exist without any conversion thereof and no consideration delivered therefor, and shares of Class A Common Stock as to which appraisal has been properly demanded in accordance with Section 262 of the DGCL (“Dissenting Shares”) will not be converted into the right to receive the Merger Consideration. Other than Dissenting Shares, each share of class B common stock of the Company (“Class B Common Stock”) issued and outstanding immediately prior to the Effective Time (but following the Closing Exchanges, defined below) will be cancelled without consideration, and each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into an equivalent number of shares of Class A Common Stock. Immediately prior to and subject to the Effective Time, the Rollover Stock will be contributed to Topco in exchange for newly issued common equity interests of Topco (“Exchange Shares”) and then indirectly contributed to Parent pursuant to the Voting, Support and Rollover Agreements. Pursuant to the Voting, Support and Rollover Agreements, the Rollover Holders collectively agreed to contribute to Topco or retain, as applicable, approximately 7.3% of the issued and outstanding shares of Company

Common Stock (on an as-exchanged basis as of September 14, 2026), and agreed to, among other things, vote or cause to be voted any shares of Company Common Stock or OpCo LLC Units owned by them in favor of the adoption of the Merger Agreement and the approval of the Mergers and the other transactions contemplated by the Merger Agreement.
Prior to the Company Merger, each holder of units of OpCo LLC (“OpCo LLC Units”) (other than the Company) will have the right to effect an Exchange (as defined in the OpCo LLC Agreement) of all outstanding OpCo LLC Units held by such holder, other than OpCo LLC Units that certain holders agree not to exchange and to retain immediately prior to the Effective Time pursuant to the Rollover Agreements (the “Retained Units”), for a corresponding number of shares of Class A Common Stock, with the corresponding shares of Class B Common Stock transferred to the Company for no consideration (the “Closing Exchanges”). These Closing Exchanges will occur immediately prior to and be conditioned upon the subsequent occurrence of the Effective Time in accordance with the OpCo LLC Agreement and the notice delivered by OpCo LLC to all holders of OpCo LLC Units at least five Business Days prior to the Closing.
At the Effective Time, except for OpCo LLC Units held by OpCo LLC or any of its subsidiaries, Topco or any of its subsidiaries, the Company, and Retained Units, each OpCo LLC Unit issued and outstanding immediately after the Closing Exchanges will be converted into the right to receive the Merger Consideration and all such OpCo LLC Units will no longer be outstanding and will automatically be canceled. The OpCo LLC Units held by OpCo LLC or any of its subsidiaries immediately prior to the Effective Time (but following the Closing Exchanges) will be cancelled and will cease to exist without any conversion thereof or consideration therefor. The OpCo LLC Units held by Topco or any of its subsidiaries, the Company, and the Retained Units will remain outstanding following the LLC Merger and will not receive the Merger Consideration. At the effective time of the Second LLC Merger (the “Second Effective Time”), each OpCo LLC Unit issued and outstanding immediately prior to the Second Effective Time will be converted into the right to receive one Seller LLC Unit, and each unit of Seller Merger Sub then outstanding will be cancelled and converted into one OpCo LLC Unit.
OpCo LLC Units held by Topco or any of its subsidiaries, the Company and Retained Units will remain outstanding following the LLC Merger and will not be entitled to receive the Merger Consideration. At the Second Effective Time, the OpCo LLC Units then outstanding will be cancelled and converted into Seller LLC Units as provided in the Merger Agreement.
Each unit of LLC Merger Sub outstanding immediately prior to the Effective Time will be cancelled without consideration. Each unit of Seller Merger Sub outstanding immediately prior to the Second Effective Time will be cancelled and converted into one OpCo LLC Unit.
In connection with the transactions contemplated by the Merger Agreement, the Company, OpCo LLC and certain other parties entered into that certain Amendment No. 1 to the Tax Receivable Agreement, dated as of September 14, 2026, which provides, among other things, for the payment of a termination payment as set forth therein and the termination of the Tax Receivable Agreement, dated as of October 28, 2019, by and among the Company, OpCo LLC and the other parties thereto (the “Tax Receivable Agreement”) upon payment of the termination payment set forth therein.
Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors (the “Board”) is soliciting proxies from stockholders of the Company in connection with the Mergers. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.
The Board formed a special committee comprised solely of disinterested and independent members of the Board, each of whom the Board in good faith determined to be disinterested and independent, including without limitation for purposes of Section 144 of the General Corporation Law of the State of Delaware (such committee, the “Special Committee”), which, among other things, reviewed, evaluated and oversaw the negotiations by the Company of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Mergers, in consultation with its independent legal and financial advisors and, where appropriate, with Company management and the Company’s legal and financial advisors. The Special Committee unanimously determined that the Merger Agreement and the other transaction documents and the transactions contemplated thereby, including the

Mergers, are advisable, fair to and in the best interests of, the Company and its stockholders other than holders of Rollover Stock and stockholders who are party to the Tax Receivable Agreement (the “Unaffiliated Stockholders”), recommended that the Board determine that the Merger Agreement and the other transaction documents and the transactions contemplated thereby, including the Mergers, are advisable, fair to and in the best interests of the Company and the Unaffiliated Stockholders, approve and declare advisable the Merger Agreement and the other transaction documents and the transactions contemplated thereby, including the Mergers, and, subject to approval by the Board, submit the Merger Agreement to the stockholders of the Company for their adoption and recommend that the stockholders of the Company vote in favor of the adoption of the Merger Agreement.
The Board, following the recommendation of the Special Committee, unanimously (1) determined that the Merger Agreement and transactions contemplated thereby, including the Mergers, are fair to, and in the best interests of, the Company and its stockholders, including the Unaffiliated Stockholders, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, (3) approved the execution and delivery of the Merger Agreement by the Company, the performance by the Company of its covenants and other obligations contained therein and the consummation of the Mergers and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (4) directed that the Merger Agreement be submitted to a vote of the Company’s stockholders, and (5) recommended that the stockholders vote in favor of adoption of the Merger Agreement. The approval of the proposal to adopt the Merger Agreement (the “Merger Agreement Proposal”) requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of Company Common Stock, voting together as a single class and entitled to vote thereon (the “Requisite Company Vote”), assuming a quorum is present. The Requisite Company Vote is the only stockholder vote required for the transactions contemplated by the Merger Agreement, and no vote of the holders of OpCo LLC Units is required.
Based on the recommendation of the Special Committee and the determination of the Board, the Company and OpCo LLC believe that the Mergers are substantively and procedurally fair to the Company’s “unaffiliated security holders,” as defined in Rule 13e-3 under the Exchange Act. Each of the Parent Entities and the Baldwin Parties also believes that the Mergers are substantively and procedurally fair to the Company’s “unaffiliated security holders,” as defined in Rule 13e-3 under the Exchange Act. See “SPECIAL FACTORS—Reasons for the Mergers; Recommendations of the Board and the Special Committee; Fairness of the Mergers,” “SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers” and “SPECIAL FACTORS—Position of the Baldwin Parties as to the Fairness of the Mergers” in the Proxy Statement.
Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.
While each of the Filing Persons acknowledges that the Mergers are a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.
All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1.	Summary Term Sheet
Regulation M-A Item 1001
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”
Item 2.	Subject Company Information
Regulation M-A Item 1002
(a) Name and address. Baldwin’s name, and the address and telephone number of its principal executive offices are:
The Baldwin Insurance Group, Inc.
4211 W. Boy Scout Blvd., Suite 800
Tampa, Florida 33607
(866) 279-0698
(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”
“THE SPECIAL MEETING—Record Date and Quorum”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”
(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Company Common Stock and Dividends”
(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Company Common Stock and Dividends”
“THE MERGER AGREEMENT—Conduct of Our Business Pending the Mergers”
(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Prior Public Offerings”
(f) Prior stock purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares of Company Common Stock”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Prior Public Offerings”
Item 3.	Identity and Background of Filing Persons
Regulation M-A Item 1003
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
(a) – (b) Name and address; Business and background of entities.
“SUMMARY TERM SHEET—Parties to the Mergers”

“PARTIES TO THE MERGERS”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of the Company”
“OTHER IMPORTANT INFORMATION REGARDING THE PARENT ENTITIES”
“OTHER IMPORTANT INFORMATION REGARDING THE BALDWIN PARTIES”
“WHERE YOU CAN FIND MORE INFORMATION”
(c) Business and background of natural persons.
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of the Company”
“OTHER IMPORTANT INFORMATION REGARDING THE PARENT ENTITIES”
“OTHER IMPORTANT INFORMATION REGARDING THE BALDWIN PARTIES”
“WHERE YOU CAN FIND MORE INFORMATION”
Item 4.	Terms of the Transaction
Regulation M-A Item 1004
(a) Material terms.
(1) Tender offer. Not applicable.
(2) Merger or similar transactions.
(i) A brief description of the transaction; the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”
“SPECIAL FACTORS—Background of the Mergers”
“SPECIAL FACTORS—Effective Time of the Mergers”
“SPECIAL FACTORS—Payment of Merger Consideration”
“THE MERGER AGREEMENT—Conditions to the Mergers”
(ii) The consideration offered to security holders; the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”
“SPECIAL FACTORS—Payment of Merger Consideration”
“THE MERGER AGREEMENT—Treatment of Company Common Stock and Company Equity Awards”
(iii) The reasons for engaging in the transaction; the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Reasons for the Mergers; Recommendations of the Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Baldwin Parties as to the Fairness of the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Baldwin Parties for the Mergers”

“SPECIAL FACTORS—Plans of Parent Entities for the Company after the Mergers”
“SPECIAL FACTORS—Plans of the Baldwin Parties after the Mergers”
“SPECIAL FACTORS—Opinion of Perella Weinberg Partners LP”
“SPECIAL FACTORS—Opinion of Ardea Partners LP”
“SPECIAL FACTORS—Unaudited Prospective Financial Information of the Company”
“SPECIAL FACTORS—Certain Effects of the Mergers”
Annex B – Opinion of Perella Weinberg Partners LP
Annex C – Opinion of Ardea Partners LP
(iv) The vote required for approval of the transaction; the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”
“THE MERGER AGREEMENT—Stockholders Meeting”
“THE SPECIAL MEETING—Vote Required”
(v) An explanation of any material differences in the rights of security holders as a result of the transaction, if material; the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Certain Effects of the Mergers”
(vi) A brief statement as to the accounting treatment of the transaction, if material; the information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SPECIAL FACTORS—Accounting Treatment”
(vii) The federal income tax consequences of the transaction, if material; the information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Mergers”
(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”
“SPECIAL FACTORS—Certain Effects of the Mergers”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Mergers”
“SPECIAL FACTORS—Provisions for Stockholders”
“THE MERGER AGREEMENT—Treatment of Company Common Stock and Company Equity Awards”
“THE VOTING, SUPPORT AND ROLLOVER AGREEMENTS”
“Form of Rollover Commitment Letter” attached as Exhibit (d)(3).
“TRA AMENDMENT”
(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Appraisal Rights”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Certain Effects of the Mergers”
“SPECIAL FACTORS—Background of the Mergers”
“SPECIAL FACTORS—Provisions for Stockholders”
(f) Eligibility for listing or trading. Not applicable.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A Item 1005
(a)(1) – (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Mergers”
“SPECIAL FACTORS—Certain Effects of the Mergers”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Mergers”
“THE MERGER AGREEMENT—Treatment of Company Common Stock and Company Equity Awards”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares of Company Common Stock”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Past Contracts, Transactions, Negotiations and Agreements”
(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Mergers”
“SPECIAL FACTORS—Reasons for the Mergers; Recommendations of the Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Baldwin Parties as to the Fairness of the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Baldwin Parties for the Mergers”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Mergers”
“SPECIAL FACTORS—Financing of the Mergers”
“SPECIAL FACTORS—Limited Guarantees”
“THE MERGER AGREEMENT”
“THE VOTING, SUPPORT AND ROLLOVER AGREEMENTS”
“Form of Rollover Commitment Letter” attached as Exhibit (d)(3).
“TRA AMENDMENT”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Past Contracts, Transactions, Negotiations and Agreements”

Annex A—Agreement and Plan of Merger, dated as of September 14, 2026, by and among The Baldwin Insurance Group, Inc., The Baldwin Insurance Group Holdings, LLC, Square Acquisition Parent, Inc., Square Acquisition Merger Sub I, Inc. and Square Acquisition Merger Sub II, LLC.
Annex D—Form of Voting, Support and Rollover Agreement, dated September 14, 2026, by and among certain stockholders and unitholders and The Baldwin Insurance Group, Inc., The Baldwin Insurance Group Holdings, LLC, Square Acquisition Parent, Inc., Square Acquisition Merger Sub I, Inc., Square Acquisition Merger Sub II, LLC, and Square Acquisition Topco, LLC.
Annex E—Amendment No. 1 to the Tax Receivable Agreement, dated as of September 14, 2026.
(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”
“SPECIAL FACTORS—Background of the Mergers”
“SPECIAL FACTORS—Plans of Parent Entities for the Company after the Mergers”
“SPECIAL FACTORS—Plans of the Baldwin Parties after the Mergers”
“SPECIAL FACTORS—Financing of the Mergers”
“SPECIAL FACTORS—Limited Guarantees”
“THE MERGER AGREEMENT”
“THE VOTING, SUPPORT AND ROLLOVER AGREEMENTS”
“Form of Rollover Commitment Letter” attached as Exhibit (d)(3)
“TRA AMENDMENT”
“THE SPECIAL MEETING—Vote Required”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares of Company Common Stock”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Past Contracts, Transactions, Negotiations and Agreements”
Annex A—Agreement and Plan of Merger, dated as of September 14, 2026, by and among The Baldwin Insurance Group, Inc., The Baldwin Insurance Group Holdings, LLC, Square Acquisition Parent, Inc., Square Acquisition Merger Sub I, Inc. and Square Acquisition Merger Sub II, LLC.
Annex D—Form of Voting, Support and Rollover Agreement, dated September 14, 2026, by and among certain stockholders and unitholders and The Baldwin Insurance Group, Inc., The Baldwin Insurance Group Holdings, LLC, Square Acquisition Parent, Inc., Square Acquisition Merger Sub I, Inc., Square Acquisition Merger Sub II, LLC, and Square Acquisition Topco, LLC.
Annex E—Amendment No. 1 to the Tax Receivable Agreement, dated as of September 14, 2026.
Item 6.	Purposes of the Transaction, and Plans or Proposals.
Regulation M-A Item 1006
(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Plans of Parent Entities for the Company after the Mergers”
“SPECIAL FACTORS—Plans of the Baldwin Parties after the Mergers”
“SPECIAL FACTORS—Certain Effects of the Mergers”

“SPECIAL FACTORS—Certain Effects of the Mergers for the Parent Entities and the Baldwin Parties”
“SPECIAL FACTORS—Certain Effects on the Company if the Mergers Are Not Completed”
“SPECIAL FACTORS—Payment of Merger Consideration”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Mergers”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Company Common Stock and Dividends”
“DELISTING AND DEREGISTRATION OF THE COMPANY’S CLASS A COMMON STOCK”
(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”
“SPECIAL FACTORS—Background of the Mergers”
“SPECIAL FACTORS—Reasons for the Mergers; Recommendations of the Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Baldwin Parties as to the Fairness of the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Baldwin Parties for the Mergers”
“SPECIAL FACTORS—Plans of Parent Entities for the Company after the Mergers”
“SPECIAL FACTORS—Plans of the Baldwin Parties after the Mergers”
“SPECIAL FACTORS—Certain Effects of the Mergers”
“SPECIAL FACTORS—Certain Effects of the Mergers for the Parent Entities and the Baldwin Parties”
“SPECIAL FACTORS—Certain Effects on the Company if the Mergers Are Not Completed”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Mergers”
“SPECIAL FACTORS—Financing of the Mergers”
“SPECIAL FACTORS—Limited Guarantees”
“THE VOTING, SUPPORT AND ROLLOVER AGREEMENTS”
“Form of Rollover Commitment Letter” attached as Exhibit (d)(3)
“TRA AMENDMENT”
“THE MERGER AGREEMENT—Effects of the Mergers; Directors and Officers; Articles of Incorporation; Bylaws”
“THE MERGER AGREEMENT—Treatment of Company Common Stock and Company Equity Awards”
“THE MERGER AGREEMENT—Conduct of Our Business Pending the Mergers”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Company Common Stock and Dividends”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of the Company”
“DELISTING AND DEREGISTRATION OF THE COMPANY’S CLASS A COMMON STOCK”

Annex A—Agreement and Plan of Merger, dated as of September 14, 2026, by and among The Baldwin Insurance Group, Inc., The Baldwin Insurance Group Holdings, LLC, Square Acquisition Parent, Inc., Square Acquisition Merger Sub I, Inc. and Square Acquisition Merger Sub II, LLC.
Annex D—Form of Voting, Support and Rollover Agreement, dated September 14, 2026, by and among certain stockholders and unitholders and The Baldwin Insurance Group, Inc., The Baldwin Insurance Group Holdings, LLC, Square Acquisition Parent, Inc., Square Acquisition Merger Sub I, Inc., Square Acquisition Merger Sub II, LLC, and Square Acquisition Topco, LLC.
Annex E—Amendment No. 1 to the Tax Receivable Agreement, dated as of September 14, 2026.
Item 7.	Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013
(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”
“SPECIAL FACTORS—Background of the Mergers”
“SPECIAL FACTORS—Reasons for the Mergers; Recommendations of the Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Baldwin Parties as to the Fairness of the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Baldwin Parties for the Mergers”
“SPECIAL FACTORS—Plans of Parent Entities for the Company after the Mergers”
“SPECIAL FACTORS—Plans of the Baldwin Parties after the Mergers”
“SPECIAL FACTORS—Certain Effects of the Mergers”
(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Background of the Mergers”
“SPECIAL FACTORS—Reasons for the Mergers; Recommendations of the Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Baldwin Parties as to the Fairness of the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Baldwin Parties for the Mergers”
“SPECIAL FACTORS—Opinion of Perella Weinberg Partners LP”
“SPECIAL FACTORS—Opinion of Ardea Partners LP”
(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Reasons for the Mergers; Recommendations of the Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Baldwin Parties as to the Fairness of the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Baldwin Parties for the Mergers”
“SPECIAL FACTORS—Plans of Parent Entities for the Company after the Mergers”
“SPECIAL FACTORS—Plans of the Baldwin Parties after the Mergers”
“SPECIAL FACTORS—Opinion of Perella Weinberg Partners LP”
“SPECIAL FACTORS—Opinion of Ardea Partners LP”
“SPECIAL FACTORS—Unaudited Prospective Financial Information of the Company”
“SPECIAL FACTORS—Certain Effects of the Mergers”
Annex B – Opinion of Perella Weinberg Partners LP
Annex C – Opinion of Ardea Partners LP
(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”
“SPECIAL FACTORS—Background of the Mergers”
“SPECIAL FACTORS—Reasons for the Mergers; Recommendations of the Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Baldwin Parties as to the Fairness of the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Baldwin Parties for the Mergers”
“SPECIAL FACTORS—Plans of Parent Entities for the Company after the Mergers”
“SPECIAL FACTORS—Plans of the Baldwin Parties after the Mergers”
“SPECIAL FACTORS—Certain Effects of the Mergers”
“SPECIAL FACTORS—Certain Effects of the Mergers for the Parent Entities and the Baldwin Parties”
“SPECIAL FACTORS—Certain Effects on the Company if the Mergers Are Not Completed”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Mergers”
“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Mergers”
“SPECIAL FACTORS—Accounting Treatment”
“SPECIAL FACTORS—Financing of the Mergers”
“SPECIAL FACTORS—Fees and Expenses”
“SPECIAL FACTORS—Payment of Merger Consideration”

“THE MERGER AGREEMENT—Effects of the Mergers; Directors and Officers; Articles of Incorporation; Bylaws”
“THE MERGER AGREEMENT—Treatment of Company Common Stock and Company Equity Awards”
“THE MERGER AGREEMENT—Conduct of Our Business Pending the Mergers”
“TRA AMENDMENT”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Company Common Stock and Dividends”
“DELISTING AND DEREGISTRATION OF THE COMPANY’S CLASS A COMMON STOCK”
Annex A—Agreement and Plan of Merger, dated as of September 14, 2026, by and among The Baldwin Insurance Group, Inc., The Baldwin Insurance Group Holdings, LLC, Square Acquisition Parent, Inc., Square Acquisition Merger Sub I, Inc. and Square Acquisition Merger Sub II, LLC.
Annex E—Amendment No. 1 to the Tax Receivable Agreement, dated as of September 14, 2026.
Item 8.	Fairness of the Transaction
Regulation M-A Item 1014
(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”
“SPECIAL FACTORS—Background of the Mergers”
“SPECIAL FACTORS—Reasons for the Mergers; Recommendations of the Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Baldwin Parties as to the Fairness of the Mergers”
“SPECIAL FACTORS—Opinion of Perella Weinberg Partners LP”
“SPECIAL FACTORS—Opinion of Ardea Partners LP”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Baldwin Parties for the Mergers”
“SPECIAL FACTORS—Certain Effects of the Mergers”
Annex B – Opinion of Perella Weinberg Partners LP
Annex C – Opinion of Ardea Partners LP
(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”
“SPECIAL FACTORS—Reasons for the Mergers; Recommendations of the Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Baldwin Parties as to the Fairness of the Mergers”
“THE MERGER AGREEMENT—Stockholders Meeting”

“THE MERGER AGREEMENT—Conditions to the Mergers”
“THE SPECIAL MEETING”
Annex A—Agreement and Plan of Merger, dated as of September 14, 2026, by and among The Baldwin Insurance Group, Inc., The Baldwin Insurance Group Holdings, LLC, Square Acquisition Parent, Inc., Square Acquisition Merger Sub I, Inc. and Square Acquisition Merger Sub II, LLC.
(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Background of the Mergers”
“SPECIAL FACTORS—Reasons for the Mergers; Recommendations of the Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Baldwin Parties as to the Fairness of the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Baldwin Parties for the Mergers”
“SPECIAL FACTORS—Certain Effects of the Mergers”
“SPECIAL FACTORS—Provisions for Stockholders”
(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”
“SPECIAL FACTORS—Background of the Mergers”
“SPECIAL FACTORS—Reasons for the Mergers; Recommendations of the Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Baldwin Parties for the Mergers”
“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Baldwin Parties as to the Fairness of the Mergers”
“SPECIAL FACTORS—Opinion of Perella Weinberg Partners LP”
“SPECIAL FACTORS—Opinion of Ardea Partners LP”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Mergers”
“THE MERGER (THE MERGER AGREEMENT PROPOSAL—PROPOSAL 1)”
(f) Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Background of the Mergers”
“SPECIAL FACTORS—Reasons for the Mergers; Recommendations of the Board and the Special Committee; Fairness of the Mergers”

Item 9.	Reports, Opinions, Appraisals and Negotiations
Regulation M-A Item 1015
(a) – (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”
“SPECIAL FACTORS—Background of the Mergers”
“SPECIAL FACTORS—Reasons for the Mergers; Recommendations of the Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Baldwin Parties as to the Fairness of the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Baldwin Parties for the Mergers”
“SPECIAL FACTORS—Opinion of Perella Weinberg Partners LP”
“SPECIAL FACTORS—Opinion of Ardea Partners LP”
“WHERE YOU CAN FIND MORE INFORMATION”
Annex B – Opinion of Perella Weinberg Partners LP
Annex C – Opinion of Ardea Partners LP
The discussion materials prepared by Perella Weinberg Partners LP and presented to the Special Committee, and the discussion materials prepared by Ardea Partners LP and presented to the Board, are attached hereto as Exhibits (c)(3) through (c)(15) and are incorporated herein by reference
The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Baldwin during its regular business hours by any interested equity security holder of Baldwin or representative who has been so designated in writing.
Item 10.	Source and Amounts of Funds or Other Consideration
Regulation M-A Item 1007
(a) – (b) Source of funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Financing of the Mergers”
“SPECIAL FACTORS—Limited Guarantees”
“THE MERGER AGREEMENT—Cooperation with Debt Financing”
Equity Commitment Letter, dated September 14, 2026, by and between DFO Private Investments, L.P. and Square Acquisition Parent, Inc., is attached hereto as Exhibit (b)(1) and is incorporated herein by reference.
(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Fees and Expenses”
“THE MERGER AGREEMENT—Termination”

“THE MERGER AGREEMENT—Company Termination Fee”
“THE MERGER AGREEMENT—Expenses”
(d) Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Financing of the Mergers”
“THE MERGER AGREEMENT—Cooperation with Debt Financing”
Equity Commitment Letter, dated September 14, 2026, by and between DFO Private Investments, L.P. and Square Acquisition Parent, Inc., is attached hereto as Exhibit (b)(1) and is incorporated herein by reference.
Amended and Restated Debt Commitment Letter, dated October 5, by and among Square Acquisition Merger Sub II, LLC and the debt financing sources identified therein.
Item 11.	Interest in Securities of the Subject Company
Regulation M-A Item 1008
(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Mergers”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”
(b) Securities transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Certain Transactions in the Shares of Company Common Stock”
Item 12.	The Solicitation or Recommendation
Regulation M-A Item 1012
(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”
“SPECIAL FACTORS—Reasons for the Mergers; Recommendations of the Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Baldwin Parties as to the Fairness of the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Baldwin Parties for the Mergers”
“SPECIAL FACTORS—Intent of the Company’s Directors and Executive Officers to Vote in Favor of the Mergers”
“SPECIAL FACTORS—Intent of the Baldwin Parties to Vote in Favor of the Mergers”
“THE SPECIAL MEETING—Vote Required”
“THE SPECIAL MEETING—Existing Stockholders’ Obligation to Vote in Favor of the Mergers”
“THE VOTING, SUPPORT AND ROLLOVER AGREEMENTS”
“Form of Rollover Commitment Letter” attached as Exhibit (d)(3)

Annex D—Form of Voting, Support and Rollover Agreement, dated September 14, 2026, by and among certain stockholders and unitholders and The Baldwin Insurance Group, Inc., The Baldwin Insurance Group Holdings, LLC, Square Acquisition Parent, Inc., Square Acquisition Merger Sub I, Inc., Square Acquisition Merger Sub II, LLC, and Square Acquisition Topco, LLC.
(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”
“SPECIAL FACTORS—Background of the Mergers”
“SPECIAL FACTORS—Reasons for the Mergers; Recommendations of the Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Parent Entities as to the Fairness of the Mergers”
“SPECIAL FACTORS—Position of the Baldwin Parties as to the Fairness of the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Parent Entities for the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Baldwin Parties for the Mergers”
Item 13.	Financial Statements
Regulation M-A Item 1010
(a) Financial information. The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025 and 2024 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed on February 26, 2026 (see “Item 8. Financial Statements and Supplementary Data” beginning on page 82).
The consolidated financial statements of the Company for the quarterly period ended March 31, 2026 and the quarterly period ended June 30, 2026, are incorporated herein by reference to the Company’s Quarterly Reports on Form 10-Q, filed on May 4, 2026 (see “Item 1. Financial Statements” beginning on page 6) and filed on July 30, 2026 (see “Item 1. Financial Statements” beginning on page 6).
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Certain Effects of the Mergers”
“SPECIAL FACTORS—Unaudited Prospective Financial Information of the Company”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Book Value per Share”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Selected Historical Consolidated Financial Data”
“WHERE YOU CAN FIND MORE INFORMATION”
(b) Pro forma information. Not applicable.
(c) Summary information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Book Value per Share”
“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY—Selected Historical Consolidated Financial Data”

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009
(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS”
“SPECIAL FACTORS—Background of the Mergers”
“SPECIAL FACTORS—Reasons for the Mergers; Recommendations of the Board and the Special Committee; Fairness of the Mergers”
“SPECIAL FACTORS—Purpose and Reasons of the Company for the Mergers”
“SPECIAL FACTORS—Fees and Expenses”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Mergers”
“THE SPECIAL MEETING—Solicitation of Proxies; Payment of Solicitation Expenses”
Item 15.	Additional Information
Regulation M-A Item 1011
(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGERS—What am I being asked to vote on at the Special Meeting?”
“SPECIAL FACTORS—Certain Effects of the Mergers”
“SPECIAL FACTORS—Interests of Executive Officers and Directors of the Company in the Mergers—Golden Parachute Compensation”
“THE MERGER AGREEMENT—Treatment of Company Common Stock and Company Equity Awards”
“THE SPECIAL MEETING—Time, Place and Purpose of the Special Meeting”
“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE MERGER-RELATED COMPENSATION PROPOSAL—PROPOSAL 3)”
(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits
Regulation M-A Item 1016
(a)(1) Amendment No. 1 to Preliminary Proxy Statement of The Baldwin Insurance Group, Inc. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed concurrently with the SEC).
(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
(a)(3) Letter to The Baldwin Insurance Group, Inc. Stockholders (incorporated herein by reference to the Proxy Statement).
(a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).
(a)(5) Press Release, dated September 14, 2026 (filed as Exhibit 99.1 to The Baldwin Insurance Group, Inc.’s Current Report on Form 8-K, filed September 14, 2026 and incorporated herein by reference).
(a)(6) LinkedIn Post from Trevor Baldwin, Chief Executive Officer (included in Schedule 14A filed on September 14, 2026 and incorporated herein by reference).
(a)(7) Email to Baldwin Employees (included in Schedule 14A filed on September 14, 2026 and incorporated herein by reference).
(a)(8) Letter to Stakeholders (included in Schedule 14A filed on September 14, 2026 and incorporated herein by reference).
(b)(1)^ Equity Commitment Letter, dated September 14, 2026, by and between DFO Private Investments, L.P. and Square Acquisition Parent, Inc.
(b)(2)+ Amended and Restated Debt Commitment Letter, dated October 5, 2026, by and among Square Acquisition Merger Sub II, LLC and the debt financing sources identified therein.
(c)(1) Opinion of Perella Weinberg Partners LP, dated September 13, 2026 (incorporated herein by reference to Annex B of the Proxy Statement).
(c)(2) Opinion of Ardea Partners LP, dated September 14, 2026 (incorporated herein by reference to Annex C of the Proxy Statement).
(c)(3)^* Discussion Materials prepared by Perella Weinberg Partners LP for the Special Committee, dated August 31, 2026.
(c)(4)^* Discussion Materials prepared by Perella Weinberg Partners LP for the Special Committee, dated September 2, 2026.
(c)(5)^ Discussion Materials prepared by Perella Weinberg Partners LP for the Special Committee, dated September 8, 2026.
(c)(6)^ Discussion Materials prepared by Perella Weinberg Partners LP for the Special Committee, dated September 13, 2026.
(c)(7)^* Discussion Materials prepared by Ardea Partners LP for the Board, dated April 17, 2026.
(c)(8)^ Discussion Materials prepared by Ardea Partners LP for the Board, dated May 19, 2026.
(c)(9)^* Discussion Materials prepared by Ardea Partners LP for the Board, dated June 11, 2026.
(c)(10)^* Discussion Materials prepared by Ardea Partners LP for the Board, dated July 5, 2026.
(c)(11)^* Discussion Materials prepared by Ardea Partners LP for the Board, dated July 18, 2026.
(c)(12)^* Discussion Materials prepared by Ardea Partners LP for the Board, dated July 29, 2026.
(c)(13)^* Discussion Materials prepared by Ardea Partners LP for the Board, dated September 2, 2026.
(c)(14)^* Discussion Materials prepared by Ardea Partners LP for the Board, dated September 4, 2026.
(c)(15)^* Discussion Materials prepared by Ardea Partners LP for the Board, dated September 13, 2026.

(d)(1) Agreement and Plan of Merger, dated as of September 14, 2026, by and among The Baldwin Insurance Group, Inc., The Baldwin Insurance Group Holdings, LLC, Square Acquisition Parent, Inc., Square Acquisition Merger Sub I, Inc., and Square Acquisition Merger Sub II, LLC (incorporated herein by reference to Annex A of the Proxy Statement).
(d)(2) Form of Voting, Support and Rollover Agreement, by and among certain stockholders and unitholders and The Baldwin Insurance Group, Inc., The Baldwin Insurance Group Holdings, LLC, Square Acquisition Parent, Inc., Square Acquisition Merger Sub I, Inc., Square Acquisition Merger Sub II, LLC, and Square Acquisition Topco, LLC (incorporated herein by reference to Annex D of the Proxy Statement).
(d)(3)^ Form of Rollover Commitment Letter, by and among certain stockholders and unitholders and The Baldwin Insurance Group, Inc.
(d)(4) Amendment No. 1 to the Tax Receivable Agreement, dated as of September 14, 2026 (incorporated herein by reference to Annex E of the Proxy Statement).
107^ Filing Fee Table.
+	Filed herewith.
^	Previously filed with the Schedule 13E-3 filed with the SEC on October 15, 2026.
*	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURE
After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of November 6, 2026.

THE BALDWIN INSURANCE GROUP, INC.

By:	/s/ Trevor Baldwin
Name:	Trevor Baldwin
Title:	Chief Executive Officer

THE BALDWIN INSURANCE GROUP HOLDINGS, LLC

By:	/s/ Trevor Baldwin
Name:	Trevor Baldwin
Title:	Chief Executive Officer

SQUARE ACQUISITION TOPCO, LLC

By:	/s/ Michael J. Lee
Name:	Michael J. Lee
Title:	Authorized Signatory

SQUARE ACQUISITION PARENT, INC.

By:	/s/ Michael J. Lee
Name:	Michael J. Lee
Title:	Authorized Signatory

SQUARE ACQUISITION MERGER SUB I, INC.

By:	/s/ Michael J. Lee
Name:	Michael J. Lee
Title:	Authorized Signatory

SQUARE ACQUISITION MERGER SUB II, LLC

By:	/s/ Michael J. Lee
Name:	Michael J. Lee
Title:	Authorized Signatory

SEQUENCE AI HOLDINGS, INC.

By:	/s/ Michael J. Lee
Name:	Michael J. Lee
Title:	Authorized Signatory

DFO PRIVATE INVESTMENTS, L.P.

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	President of the General Partner

TREVOR BALDWIN

By:	/s/ Trevor Baldwin
Name:	Trevor Baldwin

LOWRY BALDWIN

By:	/s/ L. Lowry Baldwin
Name:	L. Lowry Baldwin